SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AirXpanders, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Prolog Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,701,283 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,701,283 *
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,283 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12	TYPE OF REPORTING PERSON PN

*	See Item 4 of this Schedule 13G.
**	Based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. N/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Prolog Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,701,283 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,701,283 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,283 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12	TYPE OF REPORTING PERSON OO

*	See Item 4 of this Schedule 13G.
**	Based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. N/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Gregory R. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,701,283 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,701,283 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,283 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12	TYPE OF REPORTING PERSON IN

*	See Item 4 of this Schedule 13G.
**	Based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. N/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Brian L. Clevinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,701,283 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,701,283 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,283 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12	TYPE OF REPORTING PERSON IN

*	See Item 4 of this Schedule 13G.
**	Based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. N/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Ilya B. Nykin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,701,283 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,701,283 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,283 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12	TYPE OF REPORTING PERSON IN

*	See Item 4 of this Schedule 13G.
**	Based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. N/A	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer:

AirXpanders, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1047 Elwell Court, Palo Alto, California 94303

Item 2.	(a)	Name of Persons Filing:

Prolog Capital II, L.P.
Prolog Ventures II, LLC
Gregory R. Johnson
Brian L. Clevinger
Ilya B. Nykin

	(b)	Address of Principal Business Offices or, if none, Residence:

The principal business office for each person filing this Schedule 13G is 7733 Forsyth Blvd., Suite 1100, St. Louis, MO 63105.

	(c)	Citizenship:

Each filing individual is a citizen of the United States of America. Prolog Capital II, L.P. and Prolog Ventures II, LLC are organized under the laws of the State of Missouri.

	(d)	Title of Class of Securities:

Class A Common Stock

	(e)	CUSIP Number:

N/A

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

CUSIP No. N/A	Page 8 of 11 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)    As of December 31, 2017, Prolog Capital II, L.P. (“Prolog Capital II”) beneficially owned 4,701,283 shares of Class A Common Stock of Issuer.

As of December 31, 2017, Prolog Ventures II, LLC (“Prolog Capital II GP”), as the general partner of Prolog Capital II, and each of Gregory R. Johnson, Brian L. Clevinger and Ilya B. Nykin, as the managing directors of Prolog Capital II GP (and, together with Prolog Capital II and Prolog Capital GP II, the “Reporting Persons”), may be deemed to have voting and investment power of the shares held by Prolog Capital II.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Common Stock owned (or deemed to be owned) by another Reporting Person. Prolog Capital II GP disclaims beneficial ownership of the Class A Common Stock beneficially owned by Prolog Capital II. Each of Messrs. Johnson, Clevinger and Nykin disclaims beneficial ownership of the Class A Common Stock beneficially owned by Prolog Capital II or that may be deemed to be beneficially owned by Prolog Capital II GP. The filing of this Schedule 13G shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)    As of December 31, 2017, Prolog Capital II beneficially owned, and each of Prolog Capital II GP and Messrs. Johnson, Clevinger and Nykin may be deemed to have beneficially owned, approximately 4.9% of the issued and outstanding shares of Class A Common Stock of Issuer.

CUSIP No. N/A	Page 9 of 11 Pages

The percentage above is calculated based on 95,943,408 shares of Class A Common Stock, or common stock equivalent CHESS Depositary Interests, issued and outstanding as of October 31, 2017, as reported on Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

(c)    The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or to direct the disposition is reflected in the table below for each of the Reporting Persons:

Name	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Prolog Capital II	4,701,283	(1)	0		4,701,283	(1)	0
Prolog Capital II GP	0		4,701,283	(2)	0		4,701,283	(2)
Mr. Johnson	0		4,701,283	(3)	0		4,701,283	(3)
Mr. Clevinger	0		4,701,283	(3)	0		4,701,283	(3)
Mr. Nykin	0		4,701,283	(3)	0		4,701,283	(3)

(1)	Consists of 4,701,283 shares owned directly by Prolog Capital II, and which are reported in this Schedule 13G as also being beneficially owned by Prolog Capital II GP and Messrs. Johnson, Clevinger and Nykin.
(2)	Consists of the 4,701,283 shares owned directly by Prolog Capital II, which Prolog Capital II GP, as general partner of Prolog Capital II, may be deemed to have indirect beneficial ownership of due to its power to vote, or to direct the vote of, or the power to dispose, or direct the disposition of, such shares, and does not necessarily constitute a personal ownership interest in such shares.
(3)	Consists of the 4,701,283 shares owned directly by Prolog Capital II, which Messrs. Johnson, Clevinger and Nykin, as managing directors of Prolog Capital II GP, the general partner of Prolog Capital II, may be deemed to have indirect beneficial ownership of due to their power to vote, or to direct the vote of, or the power to dispose, or direct the disposition of, such shares, and does not necessarily constitute a personal ownership interest in such shares.

CUSIP No. N/A	Page 10 of 11 Pages

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, each of the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. N/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PROLOG CAPITAL II, L.P.

By: Prolog Ventures II, LLC, its general partner

By:	/s/ Gregory R. Johnson
Name:	Gregory R. Johnson
Title:	Managing Director

PROLOG VENTURES II, LLC

By:	/s/ Gregory R. Johnson
Name:	Gregory R. Johnson
Title:	Managing Director

/s/ Gregory R. Johnson
Gregory R. Johnson

/s/ Brian L. Clevinger
Brian L. Clevinger

/s/ Ilya B. Nykin
Ilya B. Nykin

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

PROLOG CAPITAL II, L.P.

By: Prolog Ventures II, LLC, its general partner

By:	/s/ Gregory R. Johnson
Name:	Gregory R. Johnson
Title:	Managing Director

PROLOG VENTURES II, LLC

By:	/s/ Gregory R. Johnson
Name:	Gregory R. Johnson
Title:	Managing Director

/s/ Gregory R. Johnson
Gregory R. Johnson

/s/ Brian L. Clevinger
Brian L. Clevinger

/s/ Ilya B. Nykin
Ilya B. Nykin